M A R A T H O N
P A R T N E R S L. P.
Mario D. Cibelli
Managing Member
                                              52 Vanderbilt Avenue, 5t h Floor
                                                       New York, NY 10017-3808
                                                               ph 212.986.4800
                                                               fx 212.986.0816
                                                    mario@marathonpartners.com


Press Release: Hoover's Directors Deliver another Lump of Coal to Shareholders

December 19, 2002

The Hoover's Board of Directors delivered another lump of coal to its shareholders last night by means of an amendment to its 8-K. Hoover's has set today, December 19th, as the record date for the shareholders entitled to vote on the proposed acquisition of Hoover's by D&B. Shareholders including Mario Cibelli and Marathon Partners L.P. ("Marathon Partners") will no longer be able to vote shares that are acquired after this date. Mario Cibelli and Marathon Partners currently own just under 10% of the shares of Hoover's.

While setting a record date is standard procedure, setting a record date that is only 14 days after the original announcement of a transaction is somewhat less customary. Recent similar transactions have, on average, allowed shareholders a total of 69 days by which to sell their shares with voting rights intact. Removing the high and low data points of these transactions drops the average to 52 days.

After the record date, investors interested in potentially purchasing Hoover's shares will likely adjust the prices they are willing to pay to reflect the absence of voting rights. Consequently, Marathon Partners does not believe that limiting the total number of days to sell shares with voting rights attached, serves the interests of the equity owners.

Marathon Partners has continued to dig deeper into the Hoover's and D&B transaction. As of March 31st, 2002 Hoover's had federal net operating loss carryforwards ("NOLs") of $51.2 million. This asset, that we estimate is worth approximately $8 to $10 million, is currently fully reserved on the balance sheet. The NOLs are valuable to Hoover's shareholders but will likely have substantially less value to D&B. Subtracting the estimated value of the NOLs from the $81 million transaction value yields a net price of approximately $72 million for the business of Hoover's. On a trailing basis, Hoover's pre-tax operating cash flow was $6.3 million implying a multiple of 11.4x. Using a growth rate of 20% in pre-tax operating cash flow for the next 12 months drops the multiple to 9.5x. While the next 12 months results will only partially reflect the operating leverage Hoover's business is currently positioned to enjoy, the multiples still point to a transaction that was not aggressively tested in the marketplace.

Concurrent with the announcement concerning today's record date for the shareholder vote, Marathon Partners continues to believe that the transaction arranged by the Board of Directors on behalf of the shareholders is grossly inadequate. Long-term oriented shareholders, such as Marathon Partners, have not benefited from the Board of Directors short-term game plan in structuring the transaction.

Our questions for the Board of Directors are simple:

      Question: Why don't you believe in the future of Hoover's?

      Board Members' Answer: We do.

      Question: Then why do you insist on selling the Company right now?

      Board Members' Answer: The proxy will answer all your questions.

While the Board Members would claim that they do in fact believe in the future of Hoover's, their actions state otherwise.

We believe that Hoover's is positioned to be the next great success story from Austin, Texas. We believe that Hoover's has the opportunity to generate top and bottom line growth not seen since the early days of Dell Computer. It is our goal that the shareholders and employees of Hoover's get to enjoy the benefits of a multi-year, internally generated growth story.


03366.0001 #373653